Exhibit 99.1

Alpha Tau Announces Groundbreaking Interim Results from its U.S. Alpha DaRT® Recurrent Glioblastoma Trial, with 100% Local Disease Control, 67% Complete Response Rate, and Favorable Safety Profile Observed - Conference Call Scheduled for 8:30am ET.

- Interim results from the first three brain cancer patients treated; two of whom demonstrated complete response, with total disappearance of all enhancing tumor lesions, per multiple MRI scans since treatment -

- One associated grade 3 serious adverse event (SAE) was observed, since resolved -

- According to the National Brain Tumor Society, glioblastoma is one of the most complex, deadly, and treatment-resistant cancers, with an estimated average survival rate of only 8 months -

- Conference call with principal investigator to be held today, Monday, May 11, 2026, at 8:30am ET -

Jerusalem, May 11, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”, or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today announced groundbreaking interim data from its U.S. trial of Alpha DaRT for patients with recurrent glioblastoma (GBM), also known as the REGAIN (Recurrent Glioblastoma Alpha-DaRT Intratumoral Therapy) trial.

In accordance with the FDA’s request for an interim safety analysis, results were analyzed after three patients were treated in the trial, with one patient treated in each of December 2025, February 2026 and March 2026. No unanticipated associated SAEs have been observed as of the cutoff date of May 3, 2026, and only one associated grade 3 SAE was observed: seizure with temporary paralysis, which resolved with the administration of steroids. In addition, as measured via regular MRI scans and defined by Response Assessment in Neuro-Oncology (RANO) criteria, the first two patients demonstrated a continued complete response, signifying the total disappearance of all enhancing tumor lesions, and the third patient demonstrated stable disease with a 30% decrease in tumor dimension. As of the cutoff date, no patients have any local or distant recurrence, or any residual symptoms from the procedure, and the patient has recovered from the associated SAE.

The first three patients were treated at The Ohio State University Comprehensive Cancer Center (OSUCCC) in Columbus, Ohio, by a multidisciplinary team led by Principal Investigator and Radiation Oncologist Joshua D. Palmer, MD, Medical Physicist Michael Degnan, MS, DABR and Neurosurgeon J. Bradley Elder, MD, using a novel delivery approach designed specifically by Alpha Tau for intracranial use.

“Today is a very important day for Alpha Tau. These results confirm that we are on target with pursuing our core strategy of offering new treatment possibilities to those who need it most,” commented Uzi Sofer, CEO of Alpha Tau. “Glioblastoma is one of the most devastating diagnoses in oncology. Approximately 14,000 Americans are newly diagnosed each year, recurrence is virtually inevitable, and the five-year survival rate remains below 10% - once the disease returns, median survival is typically measured in only a handful of months. These results are extremely exciting and we look forward to continuing to treat patients in our recurrent glioblastoma trial, pending FDA confirmation following review of our safety report, and to expanding this work into further indications in brain cancer and other high-mortality settings where patients urgently need new approaches.”

Dr. Joshua Palmer, Principal Investigator and Radiation Oncologist at the OSUCCC – James, commented: “Recurrent glioblastoma represents one of the most challenging patient populations we treat; often those who have already exhausted surgery, chemoradiation, and perhaps even re-irradiation. A 2023 meta-analysis of treatments available for recurrent GBM found objective response rates ranging from 3.4% for biologic agents and 6.1% for chemotherapies to 26.8% for antiangiogenic therapies, but nothing approaching the responses we’ve seen so far to Alpha DaRT. The physics of alpha -emitters address a long-standing problem in CNS radiation oncology: escalating intratumoral dose without injuring sensitive and critical brain tissue. Hopefully seeing that translate into durable responses in our first patients is an important early signal, and I look forward to sharing further details about the patient journey with Alpha DaRT on the conference call later this morning. Watching these first several patients journey through therapy, and seeing their excellent responses and ability to get back to their lives so quickly, marks a critical moment in CNS oncology, in that we may have helped unlock a novel treatment for highly resistant brain tumors.”

Dr. J. Bradley Elder, Director of Neurosurgical Oncology at the OSUCCC - James, added: “Recurrent glioblastoma sits at the limits of what conventional neurosurgery can offer. By the time these patients return to us with progressive disease, repeat resection often carries unacceptable risk. Tumors recur in sensitive areas of the brain, surgical scar tissue complicates safe re-entry, and each subsequent operation adds to the cumulative neurological burden a patient can tolerate. These results show that Alpha DaRT may give us a way to intervene precisely at that point. Because source placement leverages the same stereotactic navigation we use every day for brain biopsy, we can deliver this novel therapy within an established minimally invasive workflow rather than committing the patient to another more invasive procedure. Our initial patients have tolerated the procedure well, and seeing tumors we could no longer surgically address respond on follow-up imaging is exactly the outcome this approach was designed to enable.”

Dr. Robert Den, Chief Medical Officer of Alpha Tau, added: “It is immensely gratifying to see these interim results of our recurrent glioblastoma protocol. In a disease where median survival after recurrence is typically under 12 months and where promising approaches have repeatedly failed to translate to successful outcomes, this profile of activity and tolerability gives us strong rationale to advance the trial toward full accrual.”

Conference Call on Monday, May 11, 2026 at 8:30am ET

Alpha Tau will host a conference call with management, together with Dr. Joshua Palmer on May 11, 2026, at 8:30 am ET.

To access the call, please register at https://alpha-tau-interim-results-conference-call.open-exchange.net/. An archived webcast will be available following the event.

About the REGAIN Study

The REGAIN study is a prospective, open-label, single arm interventional study designed to evaluate the feasibility and safety of Alpha DaRT for the potential treatment of recurrent glioblastoma.

The clinical trial is expected to enroll up to ten U.S. patients with recurrent GBM not amenable for surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment, following the Company’s promising results from pre-clinical studies. Additional information about the trial can be found at https://www.clinicaltrials.gov/study/NCT06910306

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. The Alpha DaRT treatment has not been approved in the US for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in GBM patients, including the expected patient enrollment, benefits, safety, implementation, feasibility and go to market process, and other expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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